SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of,	August	2011
Commission File Number	001-31395
Sonde Resources Corp.
(Translation of registrant’s name into English)
Suite 3200, 500 - 4th Avenue SW, Calgary, Alberta, Canada T2P 2V6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	x

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document	Description

1.	News Release, dated August 18, 2011.

Document 1

For Immediate Release	August 18, 2011

Sonde Resources Corp. Announces Acquisition of
Additional Mannville “I” Pool Interests at Drumheller

CALGARY, ALBERTA--(Marketwire – August 18, 2011) – Sonde Resources Corp. ("Sonde" or the "Company") (TSX: SOQ) (NYSE Amex LLC: SOQ) announced today that it has reached an agreement to acquire a block of producing and non-producing assets at Drumheller from a third party, which includes the bulk of producing interests in the Mannville “I” oil pool not currently owned by Sonde, as well as adjacent non-producing leases and suspended wells.  In the transaction Sonde will acquire 10,367 net acres of mineral interests, and approximately 110 barrels of oil equivalent per day of production, for an aggregate purchase price of CAN $6.3 million. The purchase price will be satisfied in cash at closing, which is scheduled for September 22, 2011.

“This acquisition is an important milestone in our program to consolidate assets and increase production and reserves in the Drumheller area” said Bill Dirks, Sonde’s Chief Operating Officer.” After closing, Sonde will own approximately 99% of the aggregate working interests in the Mannville “I” pool. Besides expanding Sonde’s ownership in on-going horizontal drilling operations, this deal allows the Corporation to accelerate permitting and implementation of the Mannville “I” pool waterflood.”

Sonde Resources Corp. is a Calgary, Alberta, Canada based energy company engaged in the exploration and production of oil and natural gas.  Its operations are located in Western Canada, and offshore North Africa.  See Sonde’s website at www.sonderesources.com to review further detail on Sonde’s operations.

For Further Information Please Contact:

Sonde Resources Corp.
Suite 3200, 500 - 4th Avenue S.W.
Calgary, Alberta, Canada T2P 2V6
Investor Relations
Phone: (403) 294-1411
Fax: (403) 216-2374
www.sonderesources.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONDE RESOURCES CORP.
(Registrant)
Date:	August 19 , 2011	By:	/s/ Jack Schanck
			Name:	Jack Schanck
			Title:	Chief Executive Officer